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                                [WLDD LETTERHEAD]



                                 August 31, 2005

VIA EDGAR/COURTESY COPY VIA FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:      Mr. Albert C. Lee, Esq.
                Division of Corporate Finance

Re:      Psychiatric Solutions, Inc.
         Registration Statement on Form S-4
         File Number 333-127332


Dear Mr. Lee:

         On behalf of Psychiatric Solutions, Inc. (the "Company"), attached as
Schedule I are the Company's responses to the comments included in the staff's letter, dated August 12, 2005, regarding the above-referenced Registration Statement on Form S-4. The responses in Schedule I are keyed to your comments in the comment letter, which are repeated and underlined in Schedule I for convenience of reference.

         We appreciate your review of this letter and the Company's responses. Please contact the undersigned at (615) 312-5700 or John Faldetta at (615) 850-8875 if you have any questions regarding the Company's response.


                                                 Very truly yours,


                                                 /s/ Christopher L. Howard


cc:   Mr. Joey A. Jacobs
      Mr. Brent Turner
      Mr. Jack E. Polson
      James H. Nixon, III, Esq.
      John J. Faldetta, Jr., Esq.


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                                                                      SCHEDULE I

                           PSYCHIATRIC SOLUTIONS, INC.
                       REGISTRATION STATEMENT ON FORM S-4
                               FILE NO. 333-127332


COMMENT 1: It appears that you are registering the exchange notes in reliance on the staff's position set forth in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and Shearman & Sterling (July 2, 1993). Accordingly, please provide us with a supplemental letter containing the statements and representations that are set forth in those letters.

         RESPONSE 1: The Company is registering its exchange notes (the "Registered Notes") in reliance on the staff's position enunciated in Exxon Capital Holdings Corporation, SEC No-Action Letter (May 13, 1988); Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) regarding resales; and Shearman and Sterling, SEC No-Action Letter (July 2, 1993) with respect to participation of broker-dealers. In addition, the Company represents as follows:

          (A) The Company has not entered into any arrangement or understanding with any person to distribute the Registered Notes to be received in the exchange offer and to the best of its information and belief, each person participating in the exchange offer is acquiring the Registered Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Registered Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the Registered Notes to be acquired in the registered exchange offer (a) can not rely on the staff position enunciated in Exxon Capital Holdings Corporation (May 13, 1988) or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

          (B) The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds privately placed securities ("Initial Securities") acquired for its own account as a result of market-making activities or other trading activities, and who receives Registered Notes in exchange for such Initial Securities pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Registered Notes.


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          (C) The transmittal letter or similar documentation to be executed by an exchange offeree will include a statement to the effect that, if the exchange offeree is a broker-dealer holding Initial Securities acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Registered Notes received in respect of such Initial Securities pursuant to the exchange offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

COMMENT 2: Please revise to specifically incorporate by reference the Form 10-Q filed on August 9, 2005 in your Form S-4 registration statement.

RESPONSE 1: The Company specifically incorporates by reference its Form 10-Q for the quarter ended June 30, 2005, filed with the SEC on August 9, 2005. Please see page 82 of Amendment No. 1 to the Company's Form S-4.

COMMENT 3: We note the filing does not include the signature of your CFO and principal financial officer. Please include these signatures in your amended Form S-4. If Jack E. Polson serves in these capacities, his signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-3.

RESPONSE 1: Jack E. Polson, the Company's Chief Accounting Officer, serves as the Company's principal financial officer and his signature is captioned as such in the Company's Amendment No. 1 to Form S-4.